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                                   Exhibit 20


                              Press Release issued
                                on July 11, 1996
                         with respect to the Agreement



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Washington Federal, Inc.
425 Pike Street, Seattle, WA 98101
(206) 624 7930 Contact: Bob Hawkins

Metropolitan Bancorp
1520 Fourth Avenue, Seattle, WA 98101
(206) 654 7820 Contact: Patrick Patrick


                                                Friday, July 12, 1996
                                                FOR  IMMEDIATE  RELEASE


               WASHINGTON FEDERAL, INC. AND METROPOLITAN BANCORP
                                ANNOUNCE MERGER


SEATTLE, WASHINGTON-Washington Federal, Inc. (NASDAQ-WFSL) and Metropolitan Bancorp (NASDAQ-MSEA) announced today the execution of a definitive agreement pursuant to which Metropolitan will merge with and into Washington Federal (the "Merger"). In connection with the Merger, each stockholder of Metropolitan will receive shares of Washington Federal Common Stock at an expected value of $18.00 in exchange for each share of his or her Metropolitan Common Stock, subject to the pricing and other provisions set forth in the agreement.


It is intended that the transaction constitute a tax-free reorganization under the Internal Revenue Code so that stockholders of Metropolitan will not recognize gain or loss in connection with the receipt of Washington Federal Common Stock.


The transaction has been unanimously approved by the Boards of Directors of both companies. It is anticipated that the merger will be completed by December 31, 1996. Approval is required from the applicable regulatory authorities and the shareholders of Metropolitan.


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July 11, 1996                                                             Page 2


The number of shares of Washington Federal Common Stock that will be exchanged for each share of Metropolitan Common Stock will be determined by applying a formula, set forth in the definitive agreement, which is based on the average market price of Washington Federal Common Stock over a 20 trading day period ending on the fifth business day prior to the closing of the Merger. If, over the pricing period, the average market price of Washington Federal Common Stock is between $18.00 and $24.50, Metropolitan stockholders will receive a number of shares of Washington Federal Common Stock equal to the ratio determined by dividing $18.00 by the average market price of Washington Federal Common Stock multiplied by the number of shares of Metropolitan Common Stock exchanged. If the average market price of Washington Federal Common Stock exceeds $24.50, the exchange ratio will equal .735 shares of Washington Federal Common Stock for each share of Metropolitan Common Stock, whereas the exchange ratio will be one-for-one if the Washington Federal Common Stock average market price for the 20-day period is less than $18.00 per share.


In connection with the Merger, Phoenix Mortgage & Investment, Inc., a subsidiary of Metropolitan, will be acquired by Phoenix management.


Patrick F. Patrick, President and Chief Executive Officer of Metropolitan commented, "We are very excited about our affiliation with Washington Federal. Washington Federal is the premier company in the thrift industry and offers our stockholders an excellent return and investment. The larger company offers more opportunities for employees to apply their time


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July 11, 1996                                                             Page 3


and talents. The customer, most valued of all, will continue to receive a high level of uninterrupted personal service and the utmost safety in one of the strongest financial institutions in the country".


Guy C. Pinkerton, Chairman, President and Chief Executive Officer of Washington Federal stated, "We look forward to joining with Metropolitan. The combination will provide enhanced management capabilities, improved cost efficiencies and increased market penetration which will lead to improved financial performance in the years ahead."


In connection with the agreement, Metropolitan granted Washington Federal an option to acquire up to 19.9% of the outstanding Metropolitan Common Stock upon the occurrence of certain events.


Metropolitan Bancorp is the holding company of Metropolitan Federal Savings and Loan Association of Seattle which operates ten offices in the greater Puget Sound area. At June 30, 1996, Metropolitan Bancorp had $761 million in assets, $424 million in deposits and $51 million in equity.



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July 11, 1996                                                             Page 4


Washington Federal, Inc. is the holding company of Washington Federal Savings which operates 89 offices in Washington, Idaho, Oregon, Utah and Arizona. At June 30, 1996, Washington Federal, Inc. had $5.0 billion in assets, $2.5 billion in deposits and $597 million in equity.



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